Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Oil States International, Inc. for the registration of $600,000,000 of 6.5% Senior Notes due 2019 and to the use of our report dated February 22, 2011 (except Note 16, as to which the date is September 1, 2011), with respect to the consolidated financial statements of Oil States International, Inc. as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and our report dated February 22, 2011 with respect to the effectiveness of internal control over financial reporting of Oil States International, Inc. as of December 31, 2010.
/s/ Ernst & Young LLP
Houston, Texas
September 1, 2011